Exhibit 99.1

Fuel Cell Electric Vehicles Powered by Ballard Have Now Driven Over 75 Million Kilometers - Enough to Circle the Globe 1,870 Times

VANCOUVER, BC, March 18, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that the Company's proton exchange membrane (PEM) fuel cell technology and products have now powered Fuel Cell Electric Vehicles – or FCEVs – in commercial Heavy- and Medium-Duty Motive applications for an industry-leading cumulative total of more than 75 million kilometers on roads around the globe.

Ballard fuel cell modules power a range of Fuel Cell Electric Vehicles (FCEVs) (CNW Group/Ballard Power Systems Inc.)

Ballard PEM fuel cell technology and products – with the 8th generation power module launched in 2019 – have been integrated for many years into FCEVs to provide zero-emission power for vehicle propulsion in over 20 countries around the world. This includes more than 3,400 fuel cell electric buses and commercial trucks. Approximately 80% of the more than 75 million kilometers has been achieved in FCEVs deployed in China, with the remaining vehicles deployed in Europe and North America.

Dr. Kevin Colbow, Ballard CTO said, "Ballard has industry-leading field experience in powering commercial vehicles, as evidenced by this 75-million-kilometer milestone. Our technology innovation and product programs have benefited immeasurably from these important on-road applications, through which Ballard products experience the full range of vehicle payloads, duty cycles, road conditions, and weather. The results include unparalleled reliability, durability and performance. Ballard is well-positioned to address Heavy- and Medium-Duty Motive applications, including bus, truck, train and marine, just as the global commitment to zero-emission mobility is accelerating. To date, almost 50 countries have launched carbon pricing initiatives, 75 countries have net zero carbon emission targets, and 32 countries – representing over 70% of global GDP – have announced hydrogen roadmaps. Moreover, the total addressable market for zero-emission modules to power commercial vehicles exceeds $130 billion annually."

Ballard's unmatched field experience has been leveraged through an effective feedback loop into the company's product design and development efforts, resulting in the fuel cell industry's highest performance products designed for Heavy- and Medium-Duty Motive applications. Some of the FCEVs have operated over 8-years in the field, exceeded 38,000 hours of revenue service with no major fuel cell stack maintenance requirements.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 18-MAR-21